Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

January 28, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Jennifer Gowetski, Esq.

Re:	American Realty Capital Healthcare Trust, Inc.
Amendment No. 5 to Registration Statement on Form S-11
Filed January 28, 2011
File No. 333-169075

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Healthcare Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 25, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on August 27, 2010 (No. 333-169075) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on October 1, 2010, Amendment No. 2 to the Registration Statement filed with the Commission on November 2, 2010, Amendment No. 3 to the Registration Statement filed with the Commission on December 13, 2010, and Amendment No. 4 to the Registration Statement filed with the Commission on January 14, 2011.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosure provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 5 to the Registration Statement (“Amendment No. 5”).  Amendment No. 5 has been filed by the Company today.  In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 5.  All page number references in the Company’s responses are to page numbers in Amendment No. 5.

Prospectus Summary, page 1

What are the fees that you will pay to the advisor ...?, page 9

1.
We note your revised disclosure regarding the asset management fee.  Please explain what you mean by “modified funds from operations shall be calculated as we reasonably deem most suitable for our stockholder communications” and how you intend to calculate modified funds from operations.  Please clarify whether your calculation of modified funds from operations will be consistent from period to period and describe any circumstances, as applicable, that would cause you to modify your calculation of modified funds from operations.

We advise the Staff that the Company has revised the disclosure to remove the references to modified funds from operations. The calculation of funds from operations, as adjusted, will be consistent from period to period.

Conflicts of Interest, page 88

2.
We note your response to comment 2 of our letter dated January 4, 2011 and the revised disclosure regarding conflicts involving certain of your officers.  We continue to believe that you should revise your disclosure to highlight and more specifically describe the conflicts related to the time each officer will be able to devote to you in light of their involvement with other affiliated companies in the initial start-up phase.  Further, please more specifically describe the potential conflicts relating to managing a significant number of development-stage companies, including, without limitation, finding investors, locating and acquiring properties, obtaining financing and entering or acquiring leases.  Please revise your risk factors as appropriate.

We advise the Staff that the Company has revised the disclosure to specifically describe the potential conflicts relating to managing a significant number of development stage companies, including the time commitment required, and has added a related risk factor on page 26.  The Company does not believe that a conflict of interest in obtaining financing will arise as a result of managing a significant number of development stage companies.  The Company has a different investment strategy, and will have a different credit profile, than any of the other development stage companies in which its executive officers are involved.  As a result, the revised disclosure and new risk factor does not address any potential conflict with respect to obtaining financing.

Prior Performance Summary, page 115

Adverse Business Developments and Conditions, page 122

3.
We note your response to comment 4 of our letter dated January 4, 2011.  Please provide the disclosure contained in your response in this section.  Additionally, please explain that your advisor and property manager have no obligation to waive fees in the future.

We advise the Staff that the Company has revised the disclosure to provide the disclosure contained in its response to comment 4 of the Staff’s letter dated January 4, 2011.  In addition, the Company has revised the disclosure to explain that the advisor and property manager have no obligation to waive fees in the future.

Share Repurchase Program, page 159

4.
We note your response to comment 5 of our letter dated January 4, 2011.  We reissue our comment.  We note that you now propose to notify shareholders of any material modification, suspension, or termination of your share repurchase program no later than 10 days before such action has taken place.  The proposed notice period appears to be inconsistent with the no-action letter relief granted to issuers engaged in redemption programs with similar characteristics as your proposed program.  Please revise.  Alternatively, please provide a legal analysis explaining how the proposed notification period is consistent with prior staff interpretive positions and/or no-action letter relief.

We advise the Staff that the Company has revised the notice period to provide 30 days’ prior written notice to stockholders before amending, suspending or terminating the share repurchase program, which is consistent with the no-action letter relief granted to issuers engaged in redemption programs with similar characteristics as the Company’s proposed program.

5.
We note disclosure on page 159 in which you state that repurchases will be made “at least once quarterly.”  Please clarify the timing and frequency of the proposed repurchases under the share repurchase program.  We may have further comment.

We advise the Staff that the Company has revised the disclosure to provide that repurchases, if requested, will be made once quarterly.

Report of Independent Registered Public Accounting Firm, page F-2

6.
We note that the auditors’ report does not address the statement of operations.  Please include a revised auditors’ report within an amended filing such that the report addresses all of the financial statements presented.

We advise the Staff that the auditors’ report has been revised to address the statement of operations.

Exhibits

7.
We note that you continue to file the Form of Articles of Amendment and Restatement rather than the executed version of this document.  Please note that the final executed version of this document must be filed prior to effectiveness.  Please refer to Item 601(b)(3) of Regulation S-K.  Additionally, please file executed legal and tax opinions.

We advise the Staff that the executed copy of the Articles of Amendment and Restatement, and the legal and tax opinions have been filed as exhibits to this Amendment No. 5.

We advise the Staff that the Company desires to withdraw its request for acceleration of the effective date of the Registration Statement submitted by the Company in its letter to the Staff dated January 19, 2011. We further advise the Staff that the Company anticipates submitting, on January 31, 2011, a new request for acceleration of the effective date of the Registration Statement.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.